SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                       AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                                  Endesa, S.A.
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                                (NAME OF ISSUER)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value EUR 1.20 each

                 Ordinary Shares, nominal value EUR 1.20 each
                         (TITLE OF CLASS OF SECURITIEs)
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                                   00029274F1
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                                 (CUSIP NUMBER)

                                  Acciona, S.A.
                              Avenida de Europa, 18
                       Empresarial La Moraleja, Alcobendas
                               Madrid, Spain 28108
                         Attention: Jorge Vega-Pinechet
                                 +34 91 663 2850

                                    Copy to:

                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                           Attention: Adam O. Emmerich
                                 (212) 403-1000
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       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                November 20, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 00029274F1                                          PAGE 2 OF 6 PAGES


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   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Acciona, S.A.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [X]
         (b)  [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (See Instructions)
                  BK, WC

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Kingdom of Spain

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                       7    SOLE VOTING POWER

                            -0-
     NUMBER OF
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              211,750,424
        EACH
      REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                -0-

                       10   SHARED DISPOSITIVE POWER

                            211,750,424

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         211,750,424

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20%

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  14     TYPE OF REPORTING PERSON (See Instructions)
         CO
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


CUSIP NO. 00029274F1                                          PAGE 3 OF 6 PAGES


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   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Finanzas Dos, S.A.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  |X|
         (b)  [ ]

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   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                  BK, AF

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Kingdom of Spain

-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            -0-
      NUMBER OF
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              211,750,424
        EACH
      REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                -0-

                       10   SHARED DISPOSITIVE POWER

                            211,750,424

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         211,750,424

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20%

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  14     TYPE OF REPORTING PERSON (See Instructions)
         CO
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


         This Amendment No. 5 (the "Amendment") amends and supplements the Statement on Schedule 13D (as previously amended from time to time, the "Schedule 13D") by Acciona, S.A. ("Acciona") and Finanzas Dos, S.A. ("Finanzas" and together with Acciona, the "Reporting Persons"), with respect to the American Depositary Shares (the "ADSs"), each representing the right to receive one ordinary share, nominal value EUR 1.20 each (a "Share"), and Shares, of Endesa, S.A. (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 is hereby amended to add the following supplemental information:

         On November 15, 17 and 20, 2006, Finanzas acquired a total of 3,891,248 Shares of the Issuer, representing 0.37% of the Issuer's capital, for an average price of approximately EUR 35.933 per share (and the total expended for such acquisitions, EUR 139,825,272.70).

         The source of funds for these acquisitions are (a) EUR 8,546,426.41 of working capital of Acciona, which will be provided by Acciona to Finanzas in the form of an equity contribution and/or shareholder loan; (b) additional amounts drawn under the bridge financing loan from Banco Santander. As previously reported, Banco Santander agreed to provide bridge financing for the acquisition of up to 10% (in addition to the 10% covered by the original bridge facility) of the outstanding capital stock of the Issuer. Attached as Exhibit
10.6 and incorporated herein by reference is a formal amendment and extension, dated November 15, 2006, to the original Banco Santander bridge facility (an English translation of which was previously filed as Exhibit 10.1 to the
Schedule 13D and was previously described in Amendment No. 1 to the Schedule
13D) increasing the amount of funds available to the Reporting Persons for the purposes of acquiring capital stock of the Issuer to EUR 6,950,000,000. This reflects the increase in the bridge financing loan from Banco Santander contemplated by the commitment previously filed as Exhibit 10.2 to this Schedule 13D.

     ITEM 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended to add the following supplemental information:

         The information set forth in Item 5 below is hereby incorporated in this Item 4 by reference.

         On November 20, 2006, the U.S. District Court of the Southern District of New York, acting in the litigation brought by E.ON in that Court and previously described in this Schedule 13D, issued a written opinion containing the grounds for the Court's denial of Acciona's motion to dismiss E.ON's claim under Section 13(d) of the Act and the Court's reservation of decision on E.ON's motion for preliminary injunction. On the motion to dismiss, the Court held that it possesses subject-matter jurisdiction over the claim, that E.ON, as a tender offeror, has a right of action to seek injunctive relief under Section 13(d) of the Act, and that E.ON's complaint otherwise stated a claim upon which relief could be granted. The Court also held that it was premature to find, based on the record before it, that the Reporting Persons' subsequent disclosures in the Amendments to the Original Schedule 13(d) rendered E.ON's claims moot by making sufficient curative disclosures to fulfill the requirement of Section 13(d). On E.ON'S motion for preliminary injunction on its claims under Section 13(d), the Court, while reserving decision, found a substantial likelihood that the reporting persons had failed to adequately disclose in the Original Schedule 13D the Reporting Persons' agreements with Banco Santander, and their plans with respect to the purchases of Shares, including Acciona's purpose in making its investment, its intentions regarding E.ON's tender offer, and its desire to join Endesa's board of directors and to change Endesa's by-laws on shareholder voting. The Court also found that E.ON has demonstrated a likelihood of proving that defects on the same subjects were present in Amendment No. 1 to the Original Schedule


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



13D. The Court's decision further stated that it was unnecessary to address the extent to which any misstatement or omissions were material given that the parties were to engage in discovery and the possibility of Acciona filing further amendments to the Schedule 13D before December 11, when the parties' submission on E.ON's motion for preliminary injunction are due to be filed with the Court. The opinion and order of the Court is attached as Exhibit 99.8 hereto and incorporated herein by reference.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended to add the following supplemental information:

         On November 15, 17 and 20, 2006, Finanzas acquired, in the Spanish stock market, through that market's automated trading system, in different transactions at various prices, a total of 3,891,248 Shares, representing 0.37% of the Issuer's capital stock. The average price at which these transactions were entered into is approximately EUR 35.933 per Share (and the total expended for such acquisitions, EUR 139,825,272.70). The various prices at which such Shares were acquired on November 15, 17 and 20, 2006, and the number of Shares acquired at each such price, are set forth in the following table:

             --------------------------------------------------------
                   DATE          NUMBER OF SHARES      PRICE PER
                                                         SHARE
             --------------------------------------------------------
                11/15/2006                  310             EUR 35.93
             --------------------------------------------------------
                11/15/2006               10,000             EUR 35.95
             --------------------------------------------------------
                11/15/2006                8,046             EUR 35.96
             --------------------------------------------------------
                11/15/2006              363,027             EUR 35.97
             --------------------------------------------------------
                11/15/2006              279,966             EUR 35.98
             --------------------------------------------------------
                11/15/2006              259,706             EUR 35.99
             --------------------------------------------------------
                11/15/2006              606,934             EUR 36.00
             --------------------------------------------------------
                11/17/2006               25,000             EUR 35.95
             --------------------------------------------------------
                11/17/2006               25,906             EUR 35.96
             --------------------------------------------------------
                11/17/2006               56,939             EUR 35.97
             --------------------------------------------------------
                11/17/2006              296,515             EUR 35.98
             --------------------------------------------------------
                11/17/2006               34,303             EUR 35.99
             --------------------------------------------------------
                11/17/2006              764,267             EUR 36.00
             --------------------------------------------------------
                11/20/2006                1,064             EUR 35.55
             --------------------------------------------------------
                11/20/2006                6,117             EUR 35.58
             --------------------------------------------------------
                11/20/2006               39,435             EUR 35.60
             --------------------------------------------------------
                11/20/2006               38,148             EUR 35.61
             --------------------------------------------------------
                11/20/2006               46,846             EUR 35.62
             --------------------------------------------------------
                11/20/2006              206,844             EUR 35.63
             --------------------------------------------------------
                11/20/2006                  470             EUR 35.64
             --------------------------------------------------------
                11/20/2006                6,000             EUR 35.65
             --------------------------------------------------------
                11/20/2006               37,000             EUR 35.66
             --------------------------------------------------------
                11/20/2006               29,867             EUR 35.67
             --------------------------------------------------------
                11/20/2006               29,260             EUR 35.68
             --------------------------------------------------------

                                     4 of 8

                11/20/2006                4,506             EUR 35.69
             --------------------------------------------------------
                11/20/2006               64,471             EUR 35.70
             --------------------------------------------------------
                11/20/2006               15,201             EUR 35.71
             --------------------------------------------------------
                11/20/2006               12,613             EUR 35.72
             --------------------------------------------------------
                11/20/2006                4,874             EUR 35.73
             --------------------------------------------------------
                11/20/2006                  298             EUR 35.74
             --------------------------------------------------------
                11/20/2006               10,000             EUR 35.78
             --------------------------------------------------------
                11/20/2006              135,000             EUR 35.80
             --------------------------------------------------------
                11/20/2006                4,612             EUR 35.82
             --------------------------------------------------------
                11/20/2006                  775             EUR 35.84
             --------------------------------------------------------
                11/20/2006               12,427             EUR 35.88
             --------------------------------------------------------
                11/20/2006                1,653             EUR 35.90
             --------------------------------------------------------
                11/20/2006                7,544             EUR 35.91
             --------------------------------------------------------
                11/20/2006                8,031             EUR 35.92
             --------------------------------------------------------
                11/20/2006               30,584             EUR 35.93
             --------------------------------------------------------
                11/20/2006               22,433             EUR 35.94
             --------------------------------------------------------
                11/20/2006               24,211             EUR 35.95
             --------------------------------------------------------
                11/20/2006                5,498             EUR 35.99
             --------------------------------------------------------
                11/20/2006              354,547             EUR 36.00
             --------------------------------------------------------


         As a result of these transactions, Finanzas, a wholly owned subsidiary of Acciona, has acquired an aggregate of 211,750,424 Shares which constitute 20% of the outstanding Shares. Acciona, through Finanzas, has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares. Other than pursuant to the financing arrangements with Banco Santander described under
Item 3 of the Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Persons.

         Acciona has filed with the CNMV an HECHO RELEVANTE, or current report, reporting Finanzas' purchase of additional Shares and related matters. This report, in its original Spanish and English form, is attached as Exhibit 99.7 hereto and incorporated herein by reference. All HECHOS RELEVANTES filed by Acciona and other reporting persons with the CNMV are available on the internet at http://www.cnmv.es/english/index_e.htm under the "Significant events and other communications" tab.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following supplemental information:

         The information set forth in Item 5 above is hereby incorporated in this Item 6 by reference.


                                     5 of 8

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and restated as follows:

         10.1 English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity.*

         10.2 English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A.*

         10.3 English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. *

         10.4 International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11,
                  2006).*

         10.5 Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006.**

         10.6 English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S.A. and Finanzas Dos, S.A.

         99.1 Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwolfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).*

         99.2 HECHO RELEVANTE filed on October 20, 2006 by Acciona, S.A. with the Spanish COMISION NACIONAL DEL MERCADO DE VALORES.**

         99.3 Resolutions of the COMISION NACIONAL DE LA ENERGIA (CNE) regarding Acciona, S.A.'s and Finanzas Dos, S.A.'s ownership in Endesa securities, dated November 3, 2006.***

         99.4 Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwolfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).***

         99.5 HECHO RELEVANTE filed on November 10, 2006 by Acciona, S.A. with the Spanish COMISION NACIONAL DEL MERCADO DE VALORES.****

         99.6     Press release issued by Acciona, S.A., dated November 10,
                  2006.****

         99.7 HECHO RELEVANTE filed on November 21, 2006 by Acciona, S.A. with the Spanish COMISION NACIONAL DEL MERCADO DE VALORES.


---------------------------------

*     Previously filed with Amendment No. 1 to the Schedule 13D.
**    Previously filed with Amendment No. 2 to the Schedule 13D.
***   Previously filed with Amendment No.3 to the Schedule 13D.
****  Previously filed with Amendment No.4 to the Schedule 13D.


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


         99.8 Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG AND E.ON ZWOLFTE VERWALTUNGS GMBH V. ACCIONA, S.A. AND FINANZAS DOS, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2006

                                      ACCIONA, S.A.


                                      By:      /s/ Jorge Vega-Penichet
                                          -------------------------------------
                                          Name:    Jorge Vega-Penichet
                                          Title:   Company Secretary


                                      FINANZAS DOS, S.A.


                                      By:      /s/ Vicente Santamaria
                                                   de Paredes Castillo
                                         --------------------------------------
                                          Name:    Vicente Santamaria
                                                   de Paredes Castillo
                                          Title:   Company Secretary




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